UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                          INFORMATION TO BE INCLUDED IN
                STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c),
                         AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)



                      GALEN HOLDINGS PUBLIC LIMITED COMPANY
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                                (Name of Issuer)

           Ordinary Shares Par Value 10.0 UK Pence Per Ordinary Share
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                         (Title of Class of Securities)

                                       N/A
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                                 (CUSIP Number)

                                December 31, 2001
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
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         CUSIP No.  N/A                                               Page   2
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1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person:

                   Allen J. McClay
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2         Check the Appropriate Box if a Member of a Group            (a)  [ ]
                                                                      (b)  [ ]
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3         SEC Use Only

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4         Citizenship or Place of Organization

                   United Kingdom
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   NUMBER OF SHARES     5        Sole Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING PERSON            32,516,601
         WITH
                        ------------------------------------------------------
                        6        Shared Voting Power

                                  N/A
                        ------------------------------------------------------
                        7        Sole Dispositive Power

                                  32,516,601
                        ------------------------------------------------------
                        8        Shared Dispositive Power

                                 N/A
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9         Aggregate Amount Beneficially Owned by Each Reporting Person

                   32,516,601
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10        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                           [ ]
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11        Percent of Class Represented by Amount in Row (9)

                   Approximately 17.8% as of September 30, 2001
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12        Type of Reporting Person (See Instructions)

                   IN
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


                                  SCHEDULE 13G

Item 1(a).        Name of Issuer:

         Galen Holdings Public Limited Company

Item 1(b).        Address of Issuer's Principal Executive Offices:

         Seagoe Industrial Estate, Craigavon,
         Northern Ireland BT63 5UA

Item 2(a).        Name of Persons Filing:

         Allen J. McClay

Item 2(b).        Address of Principal Business Office or, if None, Residence:

         Seagoe Industrial Estate, Craigavon,
         Northern Ireland BT63 5UA

Item 2(c).        Citizenship:

         United Kingdom

Item 2(d).        Title of Class of Securities:

         Ordinary Shares Par Value 10.0 U.K. Pence Per Ordinary Share

Item 2(e).        CUSIP Number:

         N/A

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       [ ]     Broker or dealer registered under Section 15 of the
                          Exchange Act.

        (b)       [ ]     Bank as defined in section 3(a)(6) of the Exchange
                          Act.

        (c)       [ ]     Insurance company as defined in Section 3(a)(19)
                          of the Exchange Act.

        (d)       [ ]     Investment company registered under Section 8 of the
                          Investment Company Act.

        (e)       [ ]     An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

        (f)       [ ]     An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)       [ ]     A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)       [ ]     A savings association as defined in Section 3(b) of
                          the Federal Deposit Insurance Act.

        (i)       [ ]     A church plan that is excluded from the
                          definition of an investment company under Section
                          3(c)(14) of the Investment Company Act.

        (j)       [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

         (a)      Amount Beneficially Owned:  32,516,601

         (b)      Percent of Class:  Approximately 17.8% as of September 30,
                  2001

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:  32,516,601

                  (ii)  shared power to vote or to direct the vote:  N/A

                  (iii) sole power to dispose or to direct the disposition of:
                        32,516,601

                  (iv) shared power to dispose or to direct the disposition of: N/A

Item 5.           Ownership of Five Percent or Less of a Class.

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  N/A

Item 8.          Identification and Classification of Members of the Group.

                 N/A

Item 9.          Notice of Dissolution of Group.

                 N/A

Item 10.         Certifications.

                 N/A

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

14 January 2002


                                                By:    /s/ Allen J. McClay
                                                      -----------------------
                                                      Name:  Allen J. McClay